RECEIVED
2006 JUL 18 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

06015266

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 14, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Q2 2006 Earnings Release) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

dw 7/19

Earnings Release 2Q 2006

Samsung Electronics

July 2006

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q2 2006 financial results of our headquarters is completed. The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include: the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions; unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media and digital appliances; and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Sales and Profits

(Units : Trillion, KRW)

	2Q '06	Q-on-Q	1Q '06	2Q '05	Y-on-Y
Sales	**14.11**	*1%*	**13.96**	**13.59**	*4%*
Gross Profit	**3.71**	*- 2%*	**3.78**	**3.86**	*-4%*
(Margin)	*(26%)*		*(27%)*	*(28%)*	
SG&A	2.29	*6%*	2.17	2.21	*4%*
Operating Profit	**1.42**	*-12%*	**1.61**	**1.65**	*-14%*
(Margin)	*(10%)*		*(12%)*	*(12%)*	
Non-operating Income	0.34		0.61	0.21	
Equity Income from Samsung Card	0.02		0.04	0.03	
Income tax	0.25	*-26%*	0.34	0.17	*50%*
Net Profit	**1.51**	*-20%*	**1.88**	**1.69**	*-11%*
(Margin)	*(11%)*		*(14%)*	*(12%)*	


Sales
20
15
10
5
Domestic
Export
81%
82%
81%
2Q '06
1Q '06
2Q '05


Profits
3
2
1
1.42
1.51
1.61
1.88
1.65
1.69
2Q '06
1Q '06
2Q '05
Operating Profit
Net Profit

Divisional Performance - Sales

2Q'06


6%
12%
31%
30%
20%

1Q '06


5%
11%
31%
33%
19%

(Units : Trillion, KRW)

	2Q '06	Q-on-Q	1Q '06	2Q '05	Y-on-Y
Semiconductor	**4.42**	*2%*	**4.33**	**4.17**	*6%*
Memory	3.32	*3%*	3.23	3.22	*3%*
System LSI	0.52	*6%*	0.49	0.45	*14%*
LCD	**2.85**	*6%*	**2.68**	**2.12**	*34%*
Telecom	**4.28**	*-7%*	**4.59**	**4.46**	*-4%*
Handsets	4.04	*-8%*	4.39	4.19	*-4%*
Digital Media	**1.66**	*7%*	**1.56**	**1.61**	*3%*
Appliances	**0.77**	*13%*	**0.69**	**1.00**	*-23%*
Total	**14.11**	*1%*	**13.96**	**13.59**	*4%*

Semiconductor LCD Telecom Digital Media Appliances Others

Divisional Performance – Operating Profit



2.0
1.5
1.0
0.5
0
-0.5
1.42
1.61
0.98
1.12
0.07
0.11
0.41
0.46
-0.06
-0.05
2Q '06
1Q '06

(Units : Trillion, KRW)

	2Q '06	Q-on-Q	1Q '06	2Q '05	Y-on-Y
Semiconductor	**0.98**	*-12.1%*	**1.12**	**1.10**	*-11.1%*
(Margin)	*(22.2%)*		*(25.8%)*	*(26.5%)*	
LCD	**0.07**	*-30.6%*	**0.11**	**0.01**	*491.2%*
(Margin)	*(2.6%)*		*(4.0%)*	*(0.6%)*	
Telecom	**0.41**	*-12.8%*	**0.46**	**0.53**	*-23.6%*
(Margin)	*(9.5%)*		*(10.1%)*	*(11.9%)*	
Digital Media	**-0.06**		**-0.05**	**-0.05**	
(Margin)	*(-3.6%)*		*(-3.5%)*	*(-3.3%)*	
Appliances	**0.00**		**-0.02**	**0.03**	
(Margin)	*(-0.4%)*		*(-2.6%)*	*(3.0%)*	
Total	**1.42**	*-12.1%*	**1.61**	**1.65**	*-14.0%*
(Margin)	*(10.1%)*		*(11.6%)*	*(12.1%)*	

Semiconductor LCD Telecom Digital Media Appliances

Semiconductor

Sales



(Unit : Trillion, KRW)
6
3
0
4.33
4.42
Q1 '06
Q2'06
Memory
SysLSI
Others

DDR2 portion of DDR

	Q1'06	Q2	Q3	Q4
SEC	50%	70%	75%	85%
Industry	40%	60%	65%	75%

Over 4Gb portion of NAND

	Q1'06	Q2	Q3	Q4
>4Gb	65%	75%	85%	85%

(Source : Samsung Electronics, July 2006)

Q2 Results Analysis

Memory

- **DRAM: Favorable DRAM market amid traditionally slow season**
  - Strong Pricing for main memory
    - · Continued the supply constraints of DDR1 and DDR2
  - Continued strong demand for premium products (Graphics, Mobiles)
  - Bit Growth: 13% ↑ QoQ
    - · Significant shipment increase of 512Mb+ DDR2(10%/Q1→60%/Q2,QoQ)
- **NAND: Stabilized demand & supply with demand increase for summer season**
  - Stable pricing during Q2 due to increased demand of Cards & USB Drives
    - · 12% ASP decline in June compared to April
  - Completion of inventory adjustment for major applications such as MP3Ps
  - Bit Growth: 17% ↑ QoQ
    - · Continued growth of high density products (over 4Gb)

System LSI

- **Revenue increased QoQ due to strong sales of mobile products (CIS, Chipcard, etc.)**
- **Cost burden from ramping-up of new 12-inch fab**

TFT-LCD

Panel Shipment



(Unit: Million)
4%↑
12.4
12.9
2.1
4.3
6.0
2.7
4.1
6.1
TVs
Note PC
Monitor
Q1 '06
Q2 '06

Shipment/Area Breakdown



100%
80%
60%
40%
20%
0%
35%
32%
19%
14%
TVs
Note PC
Monitor
Q1
Q2
Q1
Q2
Unit
Area

Q2 Results Analysis

Large Panels

- **Strong growth of 40" & above TV panel shipment has off-set negative impact of weak notebook demand** (Unit 4%↑ / Area 20%↑)
  - Monitors (Unit 2%↑ / Area 4%↑):
    Shifting production capacity from 17" to 20" & above
    → 20" & Above: 0.7mn (39%↑ QoQ)
  - Note PCs (Unit 6%↓ / Area 3%↓):
    Shipment declined due to continued inventory adjustment of set-makers
  - TVs (Unit 31%↑ / Area 48%↑):
    Continued success of Samsung & Sony LCD TVs has created huge demand for 40" and above panels
    → Over 40" shipment: 1.2mn (87%↑ QoQ)
- **Panel Price (QoQ): Higher than expected IT panel price declines**
  - Monitors (19") : Q1 $182 → Q2 $150 (18%↓)
  - Note PCs (15.4"W) : Q1 $134 → Q2 $106 (21%↓)
  - TVs (40") : Q1 $876 → Q2 $790 (10%↓)

Small/Med Panels

- **Increased Panel Shipment (2%↑): Q1 21.3mn → Q2 21.6mn**

Telecommunication

Sales



(Unit: Trillion, KRW)
4.59
4.28
(Q-on-Q)
HHP
8%↓
Network
22%↑
Q1 '06
Q2 '06

Shipment by Region



(Unit: Million)
29.0
26.3
26%
38%
29%
7%
31%
32%
30%
7%
Asia
Europe
Americas
Korea
Q1 '06
Q2 '06

Q2 Results Analysis

Handsets

- **Handset shipment of 26.3mn units (9%↓ QoQ, 7%↑ YoY)**
  - Overseas : Lower shipment as most of new models were launched from the mid of Q2
  - Domestic : Better than expected shipment despite seasonal slowdown
    ※ Steady improvement in Rev/Shipment/Profit since April
- **ASP: Slight decline in exports but sharp increase in the domestic market**
  - Export : $171(Q1) → $167(Q2)
    → Existing models' price adjustments before new model launches
  - Domestic : KRW 314K(Q1) → KRW 373K(Q2)
    → Sales up-tick in high-end products due to subsidies and stronger DMB phone sales

Network

- **Sales growth of WCDMA/Mobile WiMAX network system in the domestic market**
- **Network system exports to KDDI/Covad overseas**

Digital Media & Digital Appliance

Revenue (DM)


(Unit: Trillion KRW)
7%↑
1.56
1.66
35%
12%
19%
23%
44%
11%
16%
17%
2
1
0
Q1 '06
Q2 '06
TV
Monitor
Printer
A/V
PC


LCD-TV API
113
108
101
'05.2Q
'06.1Q
'06.2Q

※ API : Average Price Index

Q2 Results Analysis

Digital Media

※ *Unit figures : Including overseas sales*

- **Revenue increased due to strong TV sales in spite of seasonality**
  - Sharp increase of premium product shipment ("Bordeaux" LCD-TV, etc.)
    - LCD-TV 32" and above 67%↑, HD and Full HD PDP-TV 36%↑ (QoQ)
  - No. 1 market share in flat panel TV in U.S and E.U.
  - Price premium vis-à-vis market average price
    - Increase of LCD-TV API(Average Price Index) : '06.1Q 108 → '06.2Q 113
- **Launched UMPC in May & BD Player in June to create new market**

※UMPC : Ultra Mobile PC (7"screen), BD Player : Blu-ray Player

Digital Appliance

- **Sharp increase in sales due to strong seasonal demand**
  - '06.2Q Revenue : 0.78 Trillion Won (13%↑, QoQ)
  - Strong sales of air-conditioners, side-by-side refrigerators

Financial Position

(Units : Trillion, KRW)

Assets


50.5
6.9
4.4
14.5
51.4
6.4
4.5
14.9
51.3
4.5
4.9
15.3
Cash*
A/R & Inventories
PP & E
Other Assets
50
40
30
20
10
'05
1Q '06
2Q '06

Liabilities & Equity


0.1
10.7
0.1
10.5
0.1
10.6
Debt
Other Liabilities
Shareholders' Equity
50
40
30
20
10
'05
1Q '06
2Q '06

Key Ratios

	'05	1Q '06	2Q '06
Debt / Equity	0.3 %	0.2 %	**0.2 %**
Net Debt / Equity	-17.1 %	-15.5 %	**-10.8 %**
Return on Equity	20.6 %	18.7 %	**14.8 %**
Return on Asset	16.2 %	14.8 %	**11.8 %**

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow

2Q'06


Operation
2.50
Net Cash
Decrease
1.93
Investment
2.67
Finance
1.75
Cash Inflow
Cash Outflow

Unit: Trillion, KRW

	2Q '06	1Q '06
Cash* (Beginning of period)	**6.41**	**6.87**
Cash flow from Operation	**2.50**	**2.39**
Net profit	*1.51*	*1.88*
Depreciation	*1.36*	*1.28*
Income (Loss) from equity method	*-0.23*	*-0.41*
Increase (Decrease) in working capital, etc.	*-0.14*	*-0.36*
Cash flow from Investment	**-2.67**	**-2.18**
CAPEX	*-2.44*	*-2.27*
Cash flow from Finance	**-1.75**	**-0.67**
Dividend	-	*-0.76*
Decrease of short-term borrowings	-	-
Repurchase of shares	*-1.76*	-
Proceeds from sales of shares under stock option plan	*0.01*	*0.09*
Net increase in cash	**-1.93**	**-0.46**
Cash* (End of period)	**4.49**	**6.41**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Business Outlook

Semiconductor

Business Outlook

PC shipment growth in '06

(Mu)

	Q1	Q2	Q3	Q4	'06
Shipment	55	53	57	64	230
Growth	-10%	-4%	8%	13%	10%

'04~'06 PC MB/sys

	'04	'05	'06
MB/sys	470	620	825
Growth	27%	32%	33%

NAND for Handsets


(MB)
300
200
100
Total
3G
180%
90%
50MB
140MB
270MB
'05
'06
'07

(Source : Samsung Electronics, July 2006)

Memory

- **DRAM : Expect a slight shortage due to the demand increase for all major applications**
  - Steady growth of PCs
    - · Demand acceleration of DDR2 from new chipsets and CPUs
      → Samsung is ahead of the competition in the DDR2 transition
  - Seasonal growth of game consoles and MP3Ps
- **NAND : Expect strong demand increase from new products**
  - Price elasticity from the price drop in 1H
  - Increase in higher-density NAND adopted applications
    - · 6Mega-pixel+ DSC → 1GB+ cards demand
    - · 1GB~4GB embedded music phones
    - · 4GB~8GB MP3Ps and PMPs
  - Strong cost competitiveness from 60nm based 8Gb MLC products

System LSI

- **Sales recovery of major products (DDI, CIS, Chipcard, etc.)**
- **S-line(12inch) capacity increase, and geometry migration to 90nm**
  - Expect positive impact from cost reduction

TFT-LCD

Business Outlook

? 6 Panel Demand Outlook

(Unit : Million, Million ㎡)

	1H	2H	Year	YoY
Monitor	62	71	133	21%↑
Notebook	35	40	75	21%↑
TV	21	27	48	72%↑
Others	4	4	8	15%↑
Total	122	142	264	28%↑
Area	14.0	16.8	30.9	50%↑

Large Panel Shipment


(Unit : Million)
18
12
6
0
12.9
11%↑
14.4
TVs
Note PC
Monitor
'06 Q2
Q3 (F)

Market

- **Another upward revision of '06 LCD TV panel market forecast (Total revision: 40mn/Jan → 44mn/Apr → 48mn/July, 8mn / 20% ↑)**
  - Greater market growth expected for 40" & above:
    (40" & above market, : 5.4mn/Jan → 8.4mn/July, 3.0mn / 55% ↑)
  - IT panel demand expected to pick up due to price elasticity and seasonality in 2H (15% ↑ HoH)
- **Panel prices are expected to stabilize in 2H due to greater seasonal demand and lower inventory**

Samsung

- **Plan to bring in additional 7G capacities to accommodate greater demands of our major customers while our competitors are announcing production cut-backs**
  - 7G capacity: 102K/Month (Q2) → 133K/Month (Q3)
  - Q3 Panel shipment: Large (14.4mn, 11% ↑ QoQ)
    → Monitor (5% ↑) / Note PC (17% ↑) / TV (18%)
- **Expect positive impact from cost reduction and relatively stable ASP for IT panels**

Telecommunication

Business Outlook

Market

- **Expect demand pick-up in 2H on the back of seasonality and 3G expansion**
  - Stable growth in developed markets driven by expansion of 3G, mega pixel camera phones, and new services such as HSDPA and MVNO
    (Mega pixel camera phones : '05 12% →'06 24%)
  - Growth in new subscriber base and replacement demand will keep the growth momentum in high gear for emerging market

※ MVNO : Mobile Virtual Network Operator



(Unit : MM)
2H
1H
517M
57%
43%
660M
53%
47%
805M
56%
44%
910M+
2003
2004
2005
2006

Samsung

- **Increasing ASP and shipment driven by new high-end phones and seasonality (Q3)**
  - Overseas : Shipment increase due to new very slim handset line-up and WCDMA/HSDPA phones
    → Ultra Edition : 6.9mm (Bar, 2M pixel), 9.9mm (Clamshell, 2M pixel), 12.9mm (Slider, 3M pixel)
    → Greater deployment of cutting-edge WCDMA and HSDPA phones
  - Domestic : Strong sales of DMB and slim phones
- **Network : Increase sales of HSDPA (Domestic) and Mobile WiMAX (Domestic/Overseas) network systems**

Digital Media

Business Outlook

Market

- **Flat panel TV to become main stream in TV business**
- **Growing demand for large flat panel TV**
  - 32"+ portion out of LCD-TVs : 36% in '05 → 49% in '06
  - 50"+ portion out of PDP-TVs : 12% in '05 → 18% in '06
- **Color and multi-function printers to lead demand growth in 2H**

Samsung

- **Strengthen the leading position in flat panel TV**
  - Launch differentiated models such as full HD LCD-TVs and DayLight PDP-TVs in 2H
  - Continue to focus on large and premium flat panel TVs
  - Intensify channel partnership and marketing activities
- **Reinforce corporate channel business and launch new color laser printers in 2H**

TV Market Forecast

(Display Search '06.2Q)



193M units
207
216
LCD
PDP
CRT
42
10
137
27%
85
17
102
49%
116
20
77
63%
?6
?8
?0

Total	$99Bn	126	134
(FPTV)	(67%)	(83%)	(90%)

Large TV Market Forecast

(Display Search '06.2Q)



42M
21M
32" ↑
8
36%
21
49%
50" ↑
6M
0.7
12%
10M
1.7
18%
`05
`06
LCD-TV
`05
`06
PDP-TV

Appendix 1: **Capital Expenditures**

(Units : Trillion, KRW)

	'06 Plan	1H (Actual)	*(%)*	'05 Actual
Semiconductor	**5.63**	**3.19**	*(57%)*	**6.33**
Memory	4.58	2.71	*(59%)*	5.29
System LSI	0.98	0.44	*(45%)*	0.99
LCD	**2.37**	**1.25**	*(53%)*	**2.87**
Telecommunication	**0.54**	**0.11**	*(20%)*	**0.27**
Digital Media & Others	**0.69**	**0.19**	*(28%)*	**0.57**
Total	**9.23**	**4.74**	*(51%)*	**10.04**

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '06 (A)	1Q '06 (B)	2Q '05 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	122,929	138,470	128,388	-15,541	-5,459
- Cash & Cash Equivalents	30,412	43,300	42,353	-12,888	-11,941
- Marketable Securities	14,439	20,820	16,154	-6,381	-1,715
- A/R	18,106	14,664	15,482	3,442	2,624
- Inventories	30,401	30,406	28,839	-5	1,562
Fixed Assets	387,375	372,440	325,105	14,935	62,270
- Investment	116,225	111,315	97,803	4,910	18,422
- PPE	266,244	256,365	222,952	9,879	43,292
- Intangible Assets	4,906	4,760	4,351	146	555
Leased Assets	2,513	2,668	3,004	-155	-491
Total assets	512,818	513,578	456,497	-760	56,321
Liabilities	106,338	105,738	93,107	600	13,231
- Debts	903	919	967	-16	-64
- A/P	20,823	21,362	20,962	-539	-139
- Accrued Expenses	48,432	45,575	43,829	2,857	4,603
- Income tax payable	5,245	7,399	7,317	-2,154	-2,072
Shareholders' Equity	406,480	407,840	363,390	-1,360	43,090
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus*	-2,518	13,935	24,463	-16,453	-26,981
- Retained Earnings	400,023	384,930	329,952	11,271	70,071
Total Liabilities & Shareholders' Equity	512,818	513,578	456,497	-760	56,321

* Including Capital Adjustments

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '06 (A)		1Q '06 (B)		2Q '05 (C)		Q-on-Q	Y-on-Y
		%		%		%	(A - B)	(A - C)
Sales	141,079	100%	139,593	100%	135,880	100%	1,486	5,199
- Domestic	27,392	19.4%	25,619	18.4%	26,301	19.4%	1,773	1,091
- Export	113,687	80.6%	113,974	81.6%	109,579	80.6%	-287	4,108
Cost of Sales	103,968	73.7%	101,783	72.9%	97,269	71.6%	2,185	6,699
Gross Profit	37,110	26.3%	37,810	27.1%	38,610	28.4%	-700	-1,500
SG&A	22,930	16.3%	21,670	15.5%	22,114	16.3%	1,260	816
- Wages & Fee	3,749	2.7%	3,685	2.6%	3,319	2.4%	64	430
- Marketing Expenses	4,276	3.0%	3,355	2.4%	4,300	3.2%	921	-24
- Royalty Expenses	1,541	1.1%	1,616	1.2%	1,578	1.2%	-75	-37
- R&D Expenses	8,259	5.9%	8,047	5.8%	7,920	5.8%	212	339
Operating Profits	14,180	10.1%	16,140	11.6%	16,496	12.1%	-1,960	-2,316
Non OP Income & Expenses	3,423	2.4%	6,097	4.4%	2,120	1.6%	-2,674	1,303
- F/X Gain (or Loss)	73	0.1%	90	0.1%	85	0.1%	-17	-12
- Gain (or Loss) on Foreign Currency translation	4	0.0%	630	0.5%	-61	0.0%	-626	65
- Gain (or Loss) on Equity Investment	2,348	1.7%	4,081	2.9%	1,243	0.9%	-1,733	1,105
Ordinary Profits	17,603	12.5%	22,237	15.9%	18,616	13.7%	-4,634	-1,013
Income before Income taxes	17,603	12.5%	22,237	15.9%	18,616	13.7%	-4,634	-1,013
- Income taxes	2,510	1.8%	3,392	2.4%	1,672	1.2%	-882	838
Net Income	15,093	10.7%	18,845	13.5%	16,944	12.5%	-3,752	-1,851